UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*
Borders Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
099709107
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
212-813-3700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with copies to:
Andrew G Dietderich, Esq.
Alan J. Sinsheimer, Esq.
Sullivan & Cromwell LLP
125 Broad Street, New York, New York 10004
212-558-4000
January 16, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	099709107

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,297,880

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

25,297,880

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,297,880

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.62%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

[1]	This calculation is based on 75,238,934 shares of common stock of Borders Group, Inc. This figure is based on 60,538,934 shares of Common Stock outstanding as of December 5, 2008 as reported in its quarterly report on Form 10-Q for the quarterly period ended November 1, 2008 and warrants covering 14,700,000 shares of Common Stock.

CUSIP No.	099709107

1	NAME OF REPORTING PERSON PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,297,880

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

25,297,880

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,297,880

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.62%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

[2]	This calculation is based on 75,238,934 shares of common stock of Borders Group, Inc. This figure is based on 60,538,934 shares of Common Stock outstanding as of December 5, 2008 as reported in its quarterly report on Form 10-Q for the quarterly period ended November 1, 2008 and warrants covering 14,700,000 shares of Common Stock.

CUSIP No.	099709107

1	NAMES OF REPORTING PERSON Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,779,433

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

14,779,433

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,779,433

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.64%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

[3]	This calculation is based on 75,238,934 shares of common stock of Borders Group, Inc. This figure is based on 60,538,934 shares of Common Stock outstanding as of December 5, 2008 as reported in its quarterly report on Form 10-Q for the quarterly period ended November 1, 2008 and warrants covering 14,700,000 shares of Common Stock.

CUSIP No.	099709107

1	NAME OF REPORTING PERSON William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,297,880

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

25,297,880

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,297,880

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.62%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

[4]	This calculation is based on 75,238,934 shares of common stock of Borders Group, Inc. This figure is based on 60,538,934 shares of Common Stock outstanding as of December 5, 2008 as reported in its quarterly report on Form 10-Q for the quarterly period ended November 1, 2008 and warrants covering 14,700,000 shares of Common Stock.

CUSIP No.	099709107

1	NAME OF REPORTING PERSON BGP Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,798,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

8,798,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,798,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.69%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

[4]	This calculation is based on 75,238,934 shares of common stock of Borders Group, Inc. This figure is based on 60,538,934 shares of Common Stock outstanding as of December 5, 2008 as reported in its quarterly report on Form 10-Q for the quarterly period ended November 1, 2008 and warrants covering 14,700,000 shares of Common Stock.

This Amendment No. 9 (this “Amendment No. 9”) amends and supplements the statement on Schedule 13D, as amended to date (the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”), (iv) William A. Ackman, a citizen of the United States of America and (v) BGP Holdings Corp., a Delaware corporation (collectively, the “Reporting Persons”), relating to the common stock (the “Common Stock”) of Borders Group, Inc., a Michigan corporation (the “Issuer”). Unless otherwise defined herein, capitalized terms used herein shall have such defined meanings as previously used in the Schedule 13D filed by the Reporting Persons.
As of January 16, 2009, as reflected in this Amendment No. 9, the Reporting Persons are reporting beneficial ownership on an aggregate basis of 25,297,880 shares of Common Stock (approximately 33.62% of the outstanding shares). This includes warrants covering 14,700,000 shares of Common Stock, which represents 9,550,000 warrants received on April 9, 2008 and 5,150,000 warrants received on October 1, 2008 (each, as previously disclosed). The Reporting Persons own cash settled, total return equity swaps covering 4,805,463 notional shares of Common Stock (as previously disclosed). The notional shares that underlie such swaps are not included in the totals set forth in the charts earlier in the Schedule 13D. The aggregate economic exposure of the Reporting Persons to shares of Common Stock, including the aggregate shares of Common Stock beneficially owned by the Reporting Persons plus the aggregate notional shares underlying such swaps, represents approximately 40% of the sum of the outstanding shares of Common Stock and the shares of Common Stock underlying such warrants.
Item 4. Purpose of Transaction
Item 4 is hereby supplemented, as follows:
On December 22, 2008, Pershing Square, certain of its affiliates and the Issuer entered into an agreement (the “First Amendment to the Senior Secured Credit Agreement”) to extend the deadline for repayment of the $42,500,000 senior secured term loan owed under the Credit Agreement by the Issuer to Pershing Square, from January 15, 2009 to February 16, 2009.
On December 22, 2008, Pershing Square and the Issuer entered into an agreement (the “Extension of Purchase Offer”) to extend Pershing Square’s backstop purchase offer on behalf of certain funds managed by Pershing Square, set forth in the Purchase Offer Letter, from January 15, 2009 to February 16, 2009. On January 16, 2009, Pershing Square and the Issuer further agreed to amend the Purchase Offer Letter (the “Amendment of Purchase Offer”), such that at the election of the Issuer and subject to certain terms and conditions, certain funds managed by Pershing Square will be obligated to purchase all, but not less than all, of the issued and outstanding capital stock of Paperchase Products Ltd. and its subsidiaries (together, “Paperchase”). In advance of the acquisition of Paperchase, the Issuer (or certain of its affiliates) will either acquire any issued and outstanding capital stock of Paperchase currently not owned by the Issuer (or certain of its affiliates), or cause any third party holders that own capital stock of Paperchase to become parties to the stock purchase agreement for the sale of Paperchase to certain funds managed by Pershing Square. Pursuant to the terms of the Purchase Offer Letter, as amended by the Amendment of Purchase Offer, funds managed by Pershing Square are no longer obligated to purchase the Issuer’s approximately 17% interest in Bookshop Acquisitions, Inc. The Purchase Offer Letter remains subject to its original terms and conditions, except as expressly amended or modified by the Amendment of Purchase Offer.
The foregoing summary of the First Amendment to the Senior Secured Credit Agreement, the Extension of Purchase Offer, the Amendment of Purchase Offer and the transactions contemplated thereby is not complete and is subject in its entirety to the First Amendment to the Senior Secured Credit Agreement, the Extension of Purchase Offer and the Amendment of Purchase Offer, which are filed as Exhibits 99.1, 99.2 and 99.3 hereto and are incorporated herein by reference.
The Reporting persons have been and continue to be in discussions with the Issuer regarding financing transactions, including the backstop purchase offer, set forth in the Purchase Offer Letter, as extended and amended pursuant to the Extension of Purchase Offer and the Amendment of Purchase Offer, and alternative commitments and transactions (collectively, “Financing Transactions”). Notwithstanding anything to the contrary in this Schedule 13D or otherwise, the Reporting Persons may cease these discussions at any time and can make no assurance that any Financing Transaction will be successfully negotiated and/or consummated.
Item 5. Interest in Securities of the Issuer
Item 5(c) is hereby supplemented, as follows:

On December 3, 2008, Pershing Square GP sold for the account of Pershing Square, L.P. (a limited partnership of which Pershing Square GP is the general partner) 5,257,659 shares of Common Stock at $0.68 per share to the account of Pershing Square International, Ltd.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 is hereby supplemented, as follows:
On December 22, 2008, Pershing Square, certain of its affiliates and the Issuer entered into the First Amendment to the Senior Secured Credit Agreement, which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.
On December 22, 2008, Pershing Square and the Issuer entered into the Extension of Purchase Offer, which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.
On January 16, 2009, Pershing Square and the Issuer entered into the Amendment of Purchase Offer, which is filed as Exhibit 99.3 hereto and is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits
Item 7 is hereby supplemented by adding the following exhibits:

Exhibit 99.1	First Amendment to the Senior Secured Credit Agreement, dated December 22, 2008, among the Issuer, the guarantors named therein, the lenders named therein and Pershing Square Capital Management, L.P., as administrative agent and collateral agent.

Exhibit 99.2	Extension of Purchase Offer, dated December 22, 2008, between Pershing Square Capital Management, L.P. and the Issuer.

Exhibit 99.3	Amendment of Purchase Offer, dated January 16, 2009, between Pershing Square Capital Management, L.P. and the Issuer.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: January 20, 2009	PERSHING SQUARE CAPITAL MANAGEMENT, L.P. PS Management GP, LLC,
	By:	its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

BGP HOLDINGS CORP.
	By:	/s/ William A. Ackman
William A. Ackman
Authorized Representative